INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	April 5, 2017

Invictus MD’s Chairman Provides March in Review

VANCOUVER, BC, April 5, 2017 - INVICTUS MD STRATEGIES CORP. (TSXV:IMH) ("Invictus MD" or the "Company"), Canada’s Cannabis Company, is pleased to provide a month in review.

March was a transformational time for Invictus MD as it worked to expand and solidify its cultivation portfolio with expansion plan forecasts of 50,000 kilograms of high quality cannabis production by 2020.

CBC News learned that marijuana could be legal in Canada by July 1, 2018 and that the legislation will be announced during the week of April 10, and will broadly follow the recommendation of a federally appointed task force that was chaired by former liberal Justice Minister Anne McLellan. CBC News further reported that the federal government would be in charge of making sure the country's marijuana supply is safe and secure, and Ottawa will license producers.

It’s reported that Canada's cannabis industry could reach $22.6 billion over the coming years, according to Deloitte, with a retail market worth up to $8.7 billion. With only 41 producers licensed by Health Canada thus far, there's a significant market opportunity for Invictus MD to capitalize on this growth over time. The Company has focused on building its production profile and during March, many significant milestones were achieved. Some of those highlights are as follows:

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On March 2nd the company announced that it had closed its previously announced bought deal private placement with Canaccord Genuity Corp. and Eventus Capital Corp., including a portion of the over-allotment option, for aggregate gross proceeds of $16,218,065. A total of 9,829,130 units, including those pursuant to the exercise of the over-allotment option, were issued at a price of $1.65 per Unit.

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INVICTUS MD Canada’s Cannabis Company

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On March 14th the Company completed its final commitment with a cash transaction of CAD$2,000,000 to acquire 33.33% of AB Laboratories Inc. (“AB Labs”), a Licensed Producer under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) which maintains a 16,000 square foot facility located in Hamilton, Ontario. Invictus MD has the right of first refusal to arrange any initial public offering, reverse take-over or other going public transaction of AB Labs.

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AB Labs had successfully conducted test crops and is currently operating at half capacity, with full production capacity scheduled by the end of May 2017. They have also acquired a number of different strains and are negotiating numerous others for R & D purposes. AB Labs has already received a number of direct inquiries from patients, which underscores the continuously growing demand.

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AB Ventures Inc.’s (“AB Ventures”), a newly incorporated company formed to develop a second licensed expansion facility through it’s common ownership with AB Labs, 100-acre acquisition is scheduled to close on May 1, 2017, and once licensed under the ACMPR, will be used for future cannabis cultivation. Invictus MD made a commitment to invest $5.5 million, which was in addition to the $2 million already funded for the land acquisition plus working capital, and will provide Invictus MD with a 33.33% interest in AB Ventures. Funds will be used for the costs of licensing approval under the ACMPR, and constructing the initial 42,000 square foot cultivation facilities, with plans to construct an additional five production facilities on the new land totalling 100,000 square feet. In preparation for a fully compliant application, AB Ventures will be using AB Labs respective persons in charge that have already been cleared by Health Canada, reducing the amount of time to get a secondary license, as security clearance is a lengthy process under the ACMPR approval process. With licensing in place as expected, production at AB Ventures is anticipated to start as early as December 2017.

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Considering the magnitude of AB Ventures’ land acquisition and future production facilities, and assuming AB Ventures obtains a license to produce the quantity forecasted for the proposed facility, the combined production capacity of both AB Labs and AB Ventures is expected to exceed 25,000 kilograms in 2020.

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INVICTUS MD Canada’s Cannabis Company

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Invictus MD closed the definitive option agreement to acquire 100% interest in OptionCo., and on March 30, 2017 announced that OptionCo had received its license to cultivate under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) as Acreage Pharms Ltd. (“Acreage Pharms”), who has constructed a 6,800 square foot production facility with an expansion plan floor plate of 30,000 square feet, and the option to add a 20,000 square foot mezzanine that sits on 150 acres of land in Edson, Alberta. Alberta has low cost of production as a result of low energy and water costs. This large land package of up to 3 million square feet of buildable property has a footprint larger than 60 football fields, and provides the capability to construct facilities to meet the demand that the coming adult recreational marijuana use will create. Acreage Pharms also has plans to produce extracted or oil based products oils are rapidly gaining market share in the marijuana sector. By 2020 Acreage Pharms anticipates production to exceed 25,000 kilograms of high quality, low cost cannabis.

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On March 30, 2017 Invictus MD, Canada’s Cannabis Company, announced that its common shares would be listed on the TSX Venture Exchange ("TSXV") commencing at the open of trading on March 31, 2017; the Company's trading symbol "IMH" will remain the same. Invictus MD’s move from the CSE to the TSXV follows a year of significant achievements.

“As one of the few cannabis producing companies in North America listed on a major exchange such as the TSXV, that move will enable us to engage a wider investor audience,” said Dan Kriznic, Chairman & CEO, Invictus MD. “We are strongly focused on building our shareholder value. With 250 acres of cultivation space that stretches from Alberta to Ontario, allowing for purpose built production facilities rather than retrofitting existing buildings, we now have the largest land package in Canada for building cultivation facilities as demand increases and we will continue the disciplined but agile execution of our business strategy,” added Kriznic.

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INVICTUS MD Canada’s Cannabis Company

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR including an investment in a fully licensed facility, AB Laboratories Inc. as well as the option to now acquire 100% of Acreage Pharms Ltd.; Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, including the timing and completion of the definitive agreement with Acreage Pharms, the proposed exercise of the Option and acquisition of Acreage Pharms, the potential production capacity of the Property and Acreage Pharms’s expectations to receive a a cultivation license under the ACMPR are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including the assumptions that the Company will be satisfied with its due diligence on Acreage Pharms, that the Company will obtain stock exchange and all other applicable regulatory approvals of the proposed Option, that the Company will raise sufficient funds to exercise the Option, that Acreage Pharms will abide by and pass all regulations and inspections required under the ACMPR and be issued a cultivation license and that Health Canada will approve the required facilities to meet the anticipated production capacity of the Property. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the risk that the proposed exercise of the Option may not occur as planned; the timing and receipt of requisite approvals and failure of the Company to raise sufficient funds to exercise the Option; Acreage Pharms will not abide by and pass all regulations and inspections required to be issued a cultivation license under the ACMPR and Health Canada will not approve the required facilities to meet the anticipated production capacity of the Property. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

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INVICTUS MD Canada’s Cannabis Company

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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